Via Facsimile and U.S. Mail
Mail Stop 6010

August 24, 2007

Mr. Denis Duverne
Chief Financial Officer
AXA
25, Avenue Matignon
75008 Paris
France

Re: AXA
Form 20-F for Fiscal Year Ended December 31, 2006
Filed on June 28, 2007
File No. 001-14410

Dear Mr. Duverne:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 18: Financial Statements

Consolidated Statement of Cash Flows

1. Please tell us how the inclusion of the cash backing contracts, where the financial risk is borne by policyholders (7,959 Euro million), as a component of cash and cash equivalents complies with IAS 7, Cash Flow Statements. In addition please tell us why this treatment and amount are not disclosed as a difference between

Mr. Denis Duverne
AXA
August 24, 2007
Page 2

IFRS and GAAP in Note 31: Summary of Material Differences between IFRS and
U.S. GAAP.

* * * *

Please respond to the comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our
comment and provides requested information. Detailed letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that they have provided all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of the
United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Joel
Parker, Branch Chief, at (202) 551-3651 if you have questions regarding the comment.
In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant